UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Gateway Energy Corporation

(Name of the Issuer)

Gateway Energy Corporation

Gateway Acquisition LLC

Gateway Energy Holdings LLC

Frederick M. Pevow, Jr.

GreyCap Energy LLC

Crosscap Management, Inc.

Brady E. Crosswell

Henry Crosswell, IV

John A. Raasch

Christopher Robert Sis

John O. Niemann, Jr.

Chauncey J. Gundelfinger, Jr.

Steven Scheler

John O’Shea, Jr.

Brett C. Rule

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

367600

(CUSIP Number of Class of Securities)

Frederick M. Pevow

President and Chief Executive Officer

Gateway Energy Corporation

1415 Louisiana Street, Suite 4100

Houston, Texas  77002

(713) 336-0844

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(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:

Corey B. Brown

Porter Hedges LLP

1000 Main Street, 35th Floor

Houston, Texas  77002

(713) 226-6000

This statement is filed in connection with (check the appropriate box):

a.   [x]     The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.   [ ]      The filing of a registration statement under the Securities Act of 1933.

c.   [ ]      A tender offer.

d.   [ ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$535,738.65	$73.07

*The underlying value of the transaction is $535,738.65, which is the amount payable to owners of Common Stock.  The filing fee equals the product of .00013640 multiplied by the underlying value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $73.07

Form or Registration No.:       Preliminary Information Statement on Schedule 14C

Filing Party:                            Gateway Energy Corporation

Date Filed:                              September 10, 2013

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Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved this transaction, (ii) passed on the merits or fairness of this transaction, or (iii) passed upon the adequacy or accuracy of the disclosure in this document.  Any representation to the contrary is a criminal offense.

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INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Gateway Energy Corporation (the “Company”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A copy of the Information Statement is attached hereto as Exhibit (a). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

The information set forth in the Information Statement under the caption “Summary of Terms of Merger Transactions” and “Questions and Answers about the Merger Transactions” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)        Name and Address.  The Company is the subject company. The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions – The Parties – Gateway Energy Corporation” and “The Parties – Gateway Energy Corporation – General” is incorporated herein by reference.

(b)        Securities.   The information set forth in the Information Statement under the caption “Price Range of Common Stock; Dividends” is incorporated herein by reference.

(c)        Trading Market and Price.  The information set forth in the Information Statement under the caption “Price Range of Common Stock; Dividends” is incorporated herein by reference.

(d)       Dividends.   The information set forth in the Information Statement under the caption “Price Range of Common Stock; Dividends” is incorporated herein by reference.

(e)        Prior Public Offerings.  The information set forth in the Information Statement under the caption “Price Range of Common Stock; Dividends” is incorporated herein by reference.

(f)        Prior Stock Purchases.  The information set forth in the Information Statement under the caption “Special Factors - Interests of Certain Persons in the Merger – Prior Stock Purchases” is incorporated herein by reference.

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Item 3. Identity and Background of Filing Person.

(a)        Name and Address.  The information set forth in the Information Statement under the caption “The Parties” is incorporated herein by reference.

The information set forth in the Information Statement under the captions “Summary of Terms of Merger Agreement – Interests of Certain Persons in the Merger,” “Summary of Terms of Merger Agreement – The Parties,” “Special Factors – Interests of Certain Persons in the Merger,” “The Parties,”  “Securities Ownership of Certain Beneficial Owners and Management” and “Additional Information” is incorporated herein by reference.

(b)        Business and Background of Entities.  The information set forth in the Information Statement under the captions “Special Factors – Interests of Certain Persons in the Merger,” and “The Parties” is incorporated herein by reference.

(c)        Business and Background of Natural Persons.  The information set forth in the Information Statement under the captions “Special Factors – Interests of Certain Persons in the Merger,” and “The Parties” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)        Material Terms.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions,” “Special Factors,” “The Merger Agreement” and “Appraisal Rights” is incorporated herein by reference.

(c)        Different Terms.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions,” “Special Factors,” “The Merger Agreement” and “Appraisal Rights” is incorporated herein by reference.

(d)       Appraisal Rights.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions – Do I have appraisal rights?” and “Appraisal Rights” is incorporated herein by reference.

(e)        Provisions for Unaffiliated Security Holders.  None.

(f)        Eligibility for Listing or Trading.  Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)        Transactions.   The information set forth in the Information Statement under the captions “Special Factors – Background,” “Special Factors – Interests of Certain Person in the Merger” and “Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

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(b)        Significant Corporate Events.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Special Factors – Background,” “Special Factors – Structure of the Merger,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Interests of Certain Persons in the Merger” and “The Merger Agreement” is incorporated herein by reference.

(c)        Negotiations or Contracts.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Special Factors – Background,” “Special Factors – Structure of the Merger,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Interests of Certain Persons in the Merger” and “The Merger Agreement” is incorporated herein by reference.

(e)        Agreements Involving the Subject Company’s Securities.  The Company has options outstanding to its employees, officers and directors under the 1998 Stock Option Plan and 1998 Outside Directors’ Stock Option Plan.  The information set forth in the Information Statement under “Summary of Terms of Merger Transactions,” “Special Factors – Certain Effects of the Merger” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)        Use of Securities Acquired.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transaction,” “Special Factors – Structure of the Merger,” “Special Factors – Certain Effects of the Merger,” “The Merger Agreement – The Merger” and “The Merger Agreement – Treatment of Shares of Common Stock and Equity Awards” is incorporated herein by reference.

(c)        Plans.   The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transaction,” “Special Factors – Background,” “Special Factors – Structure of the Merger,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Plans of the Company After the Merger,” “Special Factors – Interests of Certain Persons in the Merger” and “The Merger Agreement” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)        Purposes.   The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transaction,” “Special Factors – Background,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Plans of the Company After the Merger,” and “Special Factors – Conduct of the Business of the Company if the Merger is not Consummated” is incorporated herein by reference.

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(b)        Alternatives.   The information set forth in the Information Statement under the captions “Special Factors – Background,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Plans of the Company After the Merger,” and “Special Factors – Conduct of the Business of the Company if the Merger is not Consummated” is incorporated herein by reference.

(c)        Reasons.   The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transaction,” “Special Factors – Background,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Plans of the Company After the Merger,” and “Special Factors – Conduct of the Business of the Company if the Merger is not Consummated” is incorporated herein by reference.

(d)       Effects.   The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transaction,” “Special Factors – Background,” “Special Factors – Structure of the Merger,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Plans of the Company After the Merger,” “Special Factors – Conduct of the Business of the Company if the Merger is not Consummated,” “The Merger Agreement” and “Conduct of the Company’s Business After the Merger Transactions” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)        Fairness.   The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transaction,” “Special Factors – Background,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Plans of the Company After the Merger,” and “Special Factors – Conduct of the Business of the Company if the Merger is not Consummated” is incorporated herein by reference.

(b)        Factors Considered in Determining Fairness.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transaction,” “Special Factors – Background,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board,” “Special Factors – Certain Effects of the Merger,” “Special Factors – Plans of the Company After the Merger,” “Special Factors – Conduct of the Business of the Company if the Merger is not Consummated” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

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(c)        Approval of Security Holders.  The information set forth in the Information Statement under the caption “Questions and Answers About the Merger Transaction” is incorporated herein by reference.

(d)       Unaffiliated Representative.  The information set forth in the Information Statement under the caption “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board” is incorporated herein by reference.

(e)        Approval of Directors.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions,” and “Special Factors – Recommendations of the Special Committee and Board of Directors” is incorporated herein by reference.

(f)        Other Offers.  Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)        Report, Opinion or Appraisal.  None.

(b)        Preparer and Summary of the Report, Opinion or Appraisal.  Not applicable.

(c)        Availability of Documents.  Not applicable.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)        Source of Funds.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

(b)        Conditions.   The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions” and “The Merger Agreement – Conditions to the Merger” is incorporated herein by reference.

(c)        Expenses.   The information set forth in the Information Statement under the caption “The Merger Agreement - Expenses” is incorporated herein by reference.

(d)       Borrowed Funds.  Not applicable.

Item 11. Interest in Securities of the Subject Company.

(a)        Securities Ownership.  The information set forth in the Information Statement under the captions “Special Factors - Interests of Certain Persons in the Merger,” “The Parties” and   “Securities Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

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(b)        Securities Transactions.  The information set forth in the Information Statement under the caption “Special Factors - Interests of Certain Persons in the Merger – Prior Stock Purchases” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d)       Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions,” “Special Factors – Background,” “Special Factors – Recommendation of the Special Committee and the Board of Directors,” “Special Factors – Fairness of the Merger; Reasons for the Recommendation of the Special Committee and the Board” and “Special Factors – Interests of Certain Persons in the Merger” is incorporated herein by reference.

(e)        Recommendations of Others.  The information set forth in the Information Statement under the captions “Summary of Terms of Merger Transactions,” “Questions and Answers About the Merger Transactions,” “Special Factors – Background,” “Special Factors – Recommendations of the Special Committee and Board” and “Special Factors – Fairness of Merger; Reasons for the Recommendation of the Special Committee and the Board” is incorporated herein by reference.

Item 13. Financial Statements.

(a)        Financial Information.  The information set forth in the Information Statement under the captions “Financial Statements” and “Additional Information” is incorporated herein by reference.

(b)        Pro Forma Information.  Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)        Solicitations or Recommendations.  None.

(b)        Employees and Corporate Assets.  The information set forth in the Information Statement under the captions “Special Factors – Background,” “Special Factors – Principal Stockholders,” “Special Factors - Interests of Certain Persons in the Merger” and “The Parties” is incorporated herein by reference.

Item 15. Additional Information.

(b)        Other Material Information.  The entirety of the Information Statement, including all appendices thereto, is incorporated herein by reference.

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Item 16. Exhibits.

(a)        The Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

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Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 5, 2013

GATEWAY ENERGY CORPORATION

By: /s/ Frederick M. Pevow

         Frederick M. Pevow,

         President and Chief Executive Officer

GREYCAP ENERGY, LLC

By: /s/ Brady E. Crosswell

         Brady E. Crosswell,

         Managing Director

CROSSCAP MANAGEMENT, INC.

By: /s/ Henry Mark Crosswell

         Henry Mark Crosswell,

         President

/s/ Frederick M. Pevow, Jr.

    Frederick M. Pevow, Jr.

/s/ Brady E. Crosswell

    Brady E. Crosswell

/s/ Henry Mark Crosswell

    Henry Mark Crosswell

/s/ John A. Raasch

    John A. Raasch

/s/ John O. Niemann, Jr.

    John O. Niemann, Jr.

                                                                                                        8

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/s/ Chauncey J. Gundelfinger, Jr.

    Chauncey J. Gundelfinger, Jr.

/s/ Christopher Robert Sis

    Christopher Robert Sis

/s/ Brett C. Rule

    Brett C. Rule

/s/ Steven Scheler

    Steven Scheler

/s/ John O’Shea, Jr.

    John O’Shea, Jr.

GATEWAY ACQUISITION LLC

By: /s/ Frederick M. Pevow

         Frederick M. Pevow,

         President

GATEWAY ENERGY HOLDINGS LLC

By: /s/ Frederick M. Pevow

         Frederick M. Pevow,

         President